FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                 For the Period 1 January 2004 to 31 March 2004

                           GRANITE MORTGAGES 03-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                            London EC2V 7EX, England
                    (Address of principal executive offices)


                        GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                    (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                            Croydon CR9 1TQ, England
                    (Address of principal executive offices)




          Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

          Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes............No.......X...........



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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                               GRANITE MORTGAGES 03-2 PLC


                               By:              /s/  Clive Rakestrow
                                      ------------------------------
                               Name:  L.D.C. Securitisation Director No. 1
                               Limited by its authorized person Clive
                               Rakestrow for and on its behalf
                               Title:  Director
Date: 28 April 2004

                               GRANITE FINANCE FUNDING LIMITED


                               By:              /s/  Jonathan David Rigby
                                      -------------------------------------
                               Name:   Jonathan David Rigby
                               Title:  Director
Date: 28 April 2004

                               GRANITE FINANCE TRUSTEES LIMITED


                               By:               /s/  Daniel Le Blancq
                                      --------------------------------
                               Name:   Daniel Le Blancq
                               Title:  Director
Date: 28 April 2004

INVESTORS' QUARTERLY REPORT
---------------------------
GRANITE MORTGAGES 03-2 PLC
--------------------------

QUARTERLY Report re: Granite Mortgages 03-2 Plc, Granite Finance Trustees Limited, and Granite Finance Funding Limited
Period 1 January 2004 - 31 March 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

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Number of Mortgage Loans in Pool                                   208,459

Current Balance                                            (GBP)15,894,757,541

Last Months Closing Trust Assets                           (GBP)16,895,979,565

Funding share                                              (GBP)15,508,608,428

Funding Share Percentage                                           97.57%

Seller Share*                                              (GBP)386,149,113

Seller Share Percentage                                             2.43%

Minimum Seller Share (Amount)*                              (GBP)668,021,662

Minimum Seller Share (% of Total)                                   4.20%

Excess Spread last quarter annualised (% of Total)                  0.40%
-------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports


Arrears Analysis of Non Repossessed Mortgage Loans

-------------------------------------------------------------------------------
                   Number       Principal        Arrears   By Principal (%)
                                  (GBP)           (GBP)

< 1 Month          205,811    15,706,527,069        0           98.82%

> = 1 < 3 Months    2,071      149,917,292      1,702,925        0.94%

> = 3 < 6 Months     442        29,498,028       790,255         0.19%

> = 6 < 9 Months     112        7,338,390        368,592         0.05%

> = 9 < 12 Months    17         1,055,302        78,330          0.01%

> = 12 Months         6          421,460         48,694          0.00%

Total              208,459    15,894,757,541    2,988,796       100.00%
-------------------------------------------------------------------------------

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Properties in Possession
-------------------------------------------------------------------------------
                                   Number     Principal (GBP)    Arrears (GBP)

Total (since inception)             138        7,351,324          349,060
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Properties in Possession                                             71

Number Brought Forward                                               63

Repossessed (Current Month)                                           8

Sold (since inception)                                               67

Sold (current month)                                                  7

Sale Price / Last Loan Valuation                                     1.09

Average Time from Possession to Sale (days)                           123

Average Arrears at Sale                                           (GBP)2,089

Average Principal Loss (Since inception)*                          (GBP)245

Average Principal Loss (current month)**                            (GBP)0

MIG Claims Submitted                                                   7

MIG Claims Outstanding                                                 0

Average Time from Claim to Payment                                    59

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*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month


Substitution
-------------------------------------------------------------------------------

                                               Number     Principal (GBP)

Substituted this period                          0           (GBP)0

Substituted to date (since 26 March 2001)     344,923   GBP)26,658,375,004

-------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------

                                              Monthly       Annualised

Current Month CPR Rate                         6.30%         54.19%

Previous Month CPR Rate                        3.80%         37.16%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                  26.04

Weighted Average Remaining Term (by value) Years              19.76

Average Loan Size                                       (GBP)76,249

Weighted Average LTV (by value)                              74.37%

Weighted Average Indexed LTV (by value)                      60.36%

Fast Track (by value)                                        25.13%
-------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                      51.62%

Together (by balance)                                        24.28%

Capped (by balance)                                           1.79%

Variable (by balance)                                        20.81%

Tracker (by balance)                                          1.50%

Total                                                        100.0%

-------------------------------------------------------------------------------

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Geographic Analysis

-------------------------------------------------------------------------------
                   Number    % of Total       Value (GBP)       % of Total

East Anglia         4,548      2.18%          346,505,714         2.18%

East Midlands      15,262      7.32%         1,036,338,192        6.52%

Greater London     24,957      11.97%        3,101,067,196       19.51%

North              27,671      13.27%        1,411,454,470        8.88%

North West         28,811      13.82%        1,754,781,233       11.04%

Scotland           16,006      7.68%          958,453,880         6.03%

South East         31,060      14.90%        3,212,330,499       20.21%

South West         13,889      6.66%         1,166,675,204        7.34%

Wales               9,131      4.38%          545,190,184         3.43%

West Midlands      14,049      6.74%          998,190,774         6.28%

Yorkshire          23,075      11.07%        1,363,770,197        8.58%

Total              208,459      100%        15,894,757,541        100%

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LTV Levels Breakdown

-------------------------------------------------------------------------------
                          Number               Value (GBP)          % of Total

0% < 25%                  7,094               267,031,927              1.68%

> = 25% < 50%             25,569             1,759,549,660            11.07%

> = 50% < 60%             16,512             1,373,307,052             8.64%

> = 60% < 65%             9,614               850,369,528              5.35%

> = 65% < 70%             11,105             1,007,727,628             6.34%

> = 70% < 75%             16,251             1,393,970,236             8.77%

> = 75% < 80%             15,791             1,576,759,948             9.92%

> = 80% < 85%             18,463             1,624,444,221            10.22%

> = 85% < 90%             31,212             2,158,508,074            13.58%

> = 90% < 95%             44,305             3,105,835,624            19.54%

> = 95% < 100%            12,362              767,716,789              4.83%

> = 100%                   181                 9,536,855               0.06%

Total                    208,459            15,894,757,541            100.0%
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Repayment Method

-------------------------------------------------------------------------------
                          Number               Value (GBP)          % of Total

Endowment                 31,370             2,241,160,813            14.10%

Interest Only             19,055             2,334,939,883            14.69%

Pension Policy             700                68,347,457               0.43%

Personal Equity Plan      1,421               101,726,448              0.64%

Repayment                155,913            11,148,582,939            70.14%

Total                    208,459            15,894,757,541            100.00%
-------------------------------------------------------------------------------

Employment Status

-------------------------------------------------------------------------------
                          Number               Value (GBP)          % of Total

Full Time                185,209            14,919,168,884            85.07%

Part Time                 2,736               170,113,951              0.97%

Retired                    507                17,537,521               0.10%

Self Employed             17,867             2,323,721,497            13.25%

Other                     2,140               106,978,876              0.61%

Total                    208,459            17,537,520,729            100.00%
-------------------------------------------------------------------------------

----------------------------------------------------------
NR Current Existing Borrowers' SVR              5.99%

Effective Date of Change                   1 February 2004
----------------------------------------------------------

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Notes        Granite Mortgages 03-2 plc

------------------------------------------------------------------------------

               Outstanding          Rating        Reference Rate     Margin
                               Moodys/S&P/Fitch

Series 1

A1              $732,034,203     Aaa/AAA/AAA          1.20%         0.08%

A2             $1,006,000,000    Aaa/AAA/AAA          1.28%         0.16%

A3              $500,000,000     Aaa/AAA/AAA          1.37%         0.25%

B                $76,500,000      Aa3/AA/AA           1.61%         0.49%

C                $10,500,000     Baa2/BBB/BBB         2.67%         1.55%

Series 2

A           (Euro)300,000,000    Aaa/AAA/AAA          2.33%         0.25%

B            (Euro)72,900,000     Aa3/AA/AA           2.57%         0.49%

M            (Euro)52,300,000      A2/A/A             2.83%         0.75%

C1           (Euro)16,000,000   Baa2/BBB/BBB          5.20%   Fixed until 07/10

C2           (Euro)65,500,000   Baa2/BBB/BBB          3.63%         1.55%

Series 3

A             GBP)352,280,000    Aaa/AAA/AAA         4.625%  Fixed until 07/10

C             (GBP)15,000,000   Baa2/BBB/BBB         5.58%          1.55%

------------------------------------------------------------------------------

Credit Enhancement

------------------------------------------------------------------------------

                                                        % of Notes Outstanding

Class B and M Notes ((GBP)Equivalent)    (GBP)137,050,418          6.30%

Class C Notes ((GBP)Equivalent)           (GBP)79,770,314          3.67%

------------------------------------------------------------------------------

------------------------------------------------------------------------------
                                                             % of Funding Share

Class B and M Notes ((GBP)Equivalent)    (GBP)137,050,418          0.88%

Class C Notes ((GBP)Equivalent)           (GBP)79,770,314          0.51%

------------------------------------------------------------------------------

Granite Mortgages 03-2 Reserve            (GBP)35,000,000          0.23%
    Fund Requirement

Balance Brought Forward                   (GBP)20,267,627          0.13%

Drawings this Period                            (GBP)0             0.00%

Excess Spread this Period                  (GBP)1,589,201          0.01%

Funding Reserve Fund Top-up                     (GBP)0             0.00%
     this Period*

Current Balance                             (GBP)21,856,828        0.14%

-------------------------------------------------------------------------------

------------------------------------------------------------------------------

Funding Reserve Balance                    (GBP)26,915,060         0.17%

Funding Reserve %                           0.6%                    NA
------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom.